                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _______)*


                         FIRST CONSULTING GROUP, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                   31986R103
                                (CUSIP Number)

                                DAVID S. LIPSON
                           C/O C-LEVEL PARTNERS, LLC
                         1400 MORRIS DRIVE, SUITE 203
                             WAYNE, PA  19087  USA
                                (610) 722-5435

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a Copy to:

                                    DECHERT
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA  19103
                                (215) 994-4000
                     ATTENTION: DAVID S. DENIOUS, ESQUIRE

                               December 18, 1998
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 31986R103                                                    Page 1
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      DAVID S. LIPSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,130,074 shares of Common Stock, together with
                          associated Rights
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,130,074 shares of Common Stock, together with
                          associated Rights
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,130,074 shares of Common Stock, together with associated Rights
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6% of Common Stock (and associated Rights)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the acquisition by David S. Lipson, an individual citizen of the United States, of shares of Common Stock, par value $.001 per share (the "Common Stock"), of First Consulting Group, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights issued under the Rights Agreement, dated as of November 22, 1999 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company.

          The principle executive offices of the Company are located at 111 West Ocean Boulevard, 4th Floor, Long Beach, CA 90802.

ITEM 2.        IDENTITY AND BACKGROUND.

          Mr. Lipson is a director of the Company and private investor whose business address is as follows: c/o C-Level Partners, 1400 Morris Drive, Suite 203, Wayne, PA 19087.

          During the last five years, Mr. Lipson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Prior to December 18, 1998, Mr. Lipson was a principal stockholder and Chairman of the Board, Chief Executive Officer, President and Assistant Treasurer of Integrated Systems Consulting Group, Inc., a Pennsylvania corporation ("ISCG"). On December 18, 1998, a wholly owned subsidiary of the Company ("Merger Sub") merged with and into ISCG (the "Merger") pursuant to an Agreement and Plan of Merger and Reorganization, dated as of September 9, 1998, among ISCG, Merger Sub and the Company. In connection with the Merger, each outstanding share of Common Stock, $.005 par value per share (the "ISCG Common Stock"), of ISCG was converted into .77 shares of Common Stock.

          Mr. Lipson acquired his shares of Common Stock upon conversion of his shares of ISCG Common Stock pursuant to the Merger.

ITEM 4.        PURPOSE OF TRANSACTION.

          Mr. Lipson acquired his shares of Common Stock in connection with the Merger for investment purposes. Mr. Lipson has in the past monitored closely, and intends in the future to monitor closely, the Company's business, results of operations and financial position and management's efforts to increase stockholder value. Mr. Lipson has communicated from time to time with the Company's officers, other members of the Board of Directors of the Company and other stockholders of the Company with respect to various issues concerning the Company and its affairs, including the composition of the Company's senior management and the Company's overall strategic plan and direction. In addition, Mr. Lipson has from time to time in the past considered taking other actions relating to his investment in the Company, including selling some or all of his shares of Common Stock, seeking a change in the composition of senior management and/or the Board of Directors of the Company, and contacting other persons regarding a sale, merger or other business combination involving the Company.

          Depending on various factors including, without limitation, Mr. Lipson's financial position and investment strategy, the price level of shares of Common Stock, conditions in the securities markets, and general economic and industry conditions, Mr. Lipson may in the future take any of the actions referred to in the previous paragraph with respect to his investment in the Company as well as one or more of the following actions: purchasing additional shares of Common Stock in the open market or otherwise, seeking to nominate one or more representatives to the Company's Board of Directors and/or soliciting proxies from stockholders of the Company for the election of such representatives as directors of the Company, and presenting other proposals for stockholder approval. Mr. Lipson may also change his intentions with respect to any and all matters referred to above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Lipson beneficially owns 2,130,074 shares of Common Stock, which represent approximately 8.6% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 1, 2000. On November 22, 1999, the Company adopted the Rights Plan, pursuant to which one preferred share purchase right (a "Right") has been issued in respect of each outstanding share of Common Stock, and, accordingly, Mr. Lipson beneficially owns a corresponding number and percentage of the Rights. Mr. Lipson does not currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock he beneficially owns with another person.

          Mr. Lipson has not effected any transaction with respect to shares of Common Stock in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the Merger, Mr. Lipson entered into a Company Affiliate Agreement, dated as of September 9, 1998 (the "Affiliate Agreement"), with the Company and ISCG. The Affiliate Agreement contains, among other provisions, provisions which restrict the transfer of shares of Common Stock by Mr. Lipson. In addition, as a director of the Company, Mr. Lipson may be subject to restrictions on his ability to purchase or transfer shares of Common Stock under federal and state securities laws.

          Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lipson and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

          (1) Company Affiliate Agreement, dated as of September 9, 1998, among David S. Lipson, First Consulting Group, Inc. and Integrated Systems Consulting Group, Inc.

                                   SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 2001

                                        /s/ David S. Lipson
                                        ---------------------------------
                                        David S. Lipson

                                 EXHIBIT INDEX
                                 -------------

No.       Description
---       -----------

(1) Company Affiliate Agreement, dated as of September 9, 1998, among David S. Lipson, First Consulting Group, Inc. and Integrated Systems Consulting Group, Inc.